26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300

Facsimile: +852 3761 3301

www.kirkland.com

July 24, 2024

Ms. Madeleine Joy Mateo Ms. Tonya Aldave Division of Corporation Finance Office of Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	Confidential

Re:	Jiayin Group Inc.

Registration Statement on Form F-3

Filed on June 6, 2024

File No. 333-279990

Dear Ms. Mateo and Ms. Aldave:

On behalf of our client, Jaiyin Group Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 27, 2024 on the Company’s registration statement on Form F-3 filed on June 6, 2024 (File No. 333-279990). Concurrently with the submission of this letter, the Company is filing an Amendment No.1 to Form F-3 to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.1 to Form F-3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.1 to Form F-3.

U.S. Securities and Exchange Commission July 24, 2024 Page 2	CONFIDENTIAL

Registration Statement on Form F-3

General

1.

We note your disclosure in the risk factors section of your Form 20-F for the year ended December 31, 2023, relating to the legal and operational risks associated with operating in China and incorporated by reference into this registration statement. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please revise your registration statement to include the risk factor disclosure responsive to the December 2021 Dear Issuer Letter to China-Based Companies. In this regard, we note that risk factor disclosure on pages 48 through 50, 54 through 56 and page 59 of the most recent Form 20-F has been revised from the prior disclosure and does not address specific concerns raised in the Dear Issuer Letter.

The Staff’s comment is well noted. In response to that, the Company has revised its disclosure on pages 6 to 24 in the Amendment No.1 to Form F-3. The Company also proposes to revise the risk factor disclosures in the Form 20-F in future filings.

Cover Page

2.

Please disclose whether you are subject to the Trial Measures for the offering made pursuant to this prospectus. If so, please disclose whether you have complied with your obligations under the Trial Measures.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No.1 to Form F-3.

3.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No.1 to Form F-3.

4.	Please revise the statement in the sixth paragraph of your cover letter to remove the words “in extreme cases.”

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No.1 to Form F-3.

U.S. Securities and Exchange Commission July 24, 2024 Page 3	CONFIDENTIAL

5.

Please disclose the location of your auditor’s headquarters. We also note your disclosure that Deloitte Touche Tohmatsu Certified Public Accountants LLP is your auditor. Please explain your reference to “Canaan” following the discussion of your auditor.

In response to the Staff’s comment, the Company has revised the disclosure (including such reference) on the cover page and believes that the current disclosure has already addressed the Staff’s comments.

6.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

The Staff’s comment is well noted and the Company would like to respectfully clarify that the Company has revised its disclosure throughout the document. “Jiayin Group,” “we,” “us,” “our” and “our company” refer to the holding company itself, or the holding company and its subsidiaries, as the context requires. “Our consolidated VIE,” “consolidated VIE,” “our VIE” or “Jiayin Technology” refers to the VIE entity. “VIE Group” refers to the consolidated VIE and its subsidiaries. “PRC operating entities” refers to Jiayin Group’s PRC subsidiaries and the VIE Group.

7.

Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No.1 to Form F-3.

Enforceability of Civil Liabilities, page 8

8.

We note that you state your agent for service, Cogency Global Inc., will accept service only for actions brought against you in the Southern District of New York, or in the New York Supreme Court for the County of New York. Please clarify whether Cogency Global Inc. will accept service for any action under the civil liability provisions of the U.S. federal securities laws against the foreign private issuer and any of its officers and directors who are residents of a foreign country in any appropriate court. Please note we may have further comment.

U.S. Securities and Exchange Commission July 24, 2024 Page 4	CONFIDENTIAL

In response to the Staff’s comment, we would like to respectfully clarify that Cogency Global Inc. is appointed as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States. Cogency Global Inc. does not accept service for actions against the Company’s officers and directors who are residents of a foreign country in the United States. We also included a risk factor headed “You may experience difficulties in effecting services of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws” on page 14 of the Amendment No.1 to Form F-3, addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.

9.	Please revise this subsection to disclose that your officers and directors are located in China/Hong Kong and that it would be difficult to impose liability on those individuals or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 26 of the Amendment No.1 to Form F-3.

*  *  *

U.S. Securities and Exchange Commission July 24, 2024 Page 5	CONFIDENTIAL

If you have any questions regarding the Amendment No.1 to Form F-3, please contact Steve Lin by phone at +86 186 1049 5593 or via e-mail at steve.lin@kirkland.com; Justin Zhou You by phone at +86 186 1420 0658 or via e-mail at justin.zhou@kirkland.com; or Bill Feng by phone at +852 5145 1663 or via e-mail at bill.feng@kirkland.com.

Sincerely,

/s/ Steve Lin
Steve Lin

Enclosures

cc:	Dinggui Yan, Chief Executive Director, Jiayin Group Inc.